Exhibit 99.1

Westport and Clean Energy Co-Marketing Program Helps Companies Ramp Up Natural Gas Transportation Solutions

LOUISVILLE, KY, March 19, 2013 /CNW/ - Heavy-duty trucking customers seeking optimal on-board fuel storage, high-performance natural gas engines, and reliable fueling can benefit from a new joint marketing program by Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT) and Clean Energy Fuels Corp. (NASDAQ:CLNE) that was announced today in Louisville, Kentucky, home of the Mid-America Truck Show (MATS).

To encourage the use of natural gas vehicles and the establishment of the growing fueling infrastructure across North America, the companies will bundle the Westport™ LNG Tank System - optimized for use with the Cummins Westport ISL G or the new Cummins Westport ISX12 G engines - and a long-term fuel contract with Clean Energy into a package for qualified customers.

The program is designed to achieve the following goals:

•	Deliver an attractive payback for truck customers utilizing the Cummins Wesport ISL G or ISX12 G engine with a Westport LNG Tank System
•	Establish availability of long-term refueling contracts at a savings to diesel for Clean Energy customers
•	Establish a strong market for natural gas trucks with additional conveniently located liquefied natural gas (LNG) fueling stations for customers

"We know that customers are looking for efficient solutions that will allow them to take advantage of the long term savings and environmental benefits that natural gas will bring for their fleets," said James Harger, Chief Marketing Officer, Clean Energy.  "Collectively, we can help get them on the road quickly and economically, while building out America's Natural Gas Highway®."

Clean Energy has already completed 70 natural gas fueling stations as part of America's Natural Gas Highway®, which will allow long-haul trucks to travel across all major corridors through the United States, and has more stations in development.

The Westport LNG Tank System is currently available in limited quantities for customer trials, and can be ordered now with commercial quantities available in September 2013. It operates on either cold or warm LNG and is expected to provide customers with the ability to fuel even the largest spark-ignited engines on a single or dual 120 gallon tank, and deliver extended range and hold times while operating on cold LNG. Attendees to MATS are invited to view the Westport LNG Tank System which will be on display at the Clean Energy booth.

"The interest and demand is high for both the new Westport LNG Tank System and the Cummins Westport ISX12 G," said Steve Anderson, Vice President Business Development, Westport. "This collaborative program allows us to give customers a good opportunity to invest in the most advanced natural gas engine and fuel storage technology."

For more information, please contact your Westport Sales Representative at: www.westport.com/contact/sales  or a Clean Energy Sales Representative at www.cleanenergyfuels.com/products_services/trucking.html ..

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Cummins Westport, our joint venture with Cummins Inc., designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Clean Energy Fuels
Clean Energy (Nasdaq: CLNE) is the largest provider of natural gas fuel for transportation in North America and a global leader in the expanding natural gas vehicle fueling market. We have operations in compressed natural gas (CNG) and liquefied natural gas (LNG) vehicle fueling and construction and operation of natural gas fueling stations. Wholly-owned subsidiaries include BAF Technologies, which provides natural gas vehicle systems and conversions for taxis, vans, pick-up trucks and shuttle buses; IMW Industries, Ltd., which supplies CNG equipment for vehicle fueling and industrial applications worldwide; NorthStar, which supplies LNG and liquefied to compressed natural gas fueling system technologies and equipment, station construction and operations; and Clean Energy Renewable Fuels (CERF), which develops renewable natural gas (RNG), or biomethane, production facilities in the U.S. For more information, visit www.cleanenergyfuels.com.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the abilities, capabilities and operation of the Westport LNG Tank System.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements or that of the Westport LNG Tank System. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Forward-Looking Statements — This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks, uncertainties and assumptions, including statements about the deployment and cost of natural gas vehicles, the number and location of stations to be included in America's Natural Gas Highway, the timing for the completion of construction of these stations, and the benefits of natural gas relative to diesel fuel. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to, the performance, availability and benefits of natural gas trucks relative to gasoline and diesel trucks, permitting or other delays encountered during the identification of locations for, and the construction of, natural gas fueling stations, including those stations planned for America's Natural Gas Highway, and the price per gallon of natural gas fuel relative to diesel and gasoline. The forward-looking statements made herein speak only as of the date of this press release and, unless otherwise required by law, the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Additionally, the reports and other documents Clean Energy files with the SEC (available at www.sec.gov) contain risk factors, which may cause actual results to differ materially from the forward-looking statements contained in this news release.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Westport Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Tel: 604.718.2011
Email: media@westport.com

Westport Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Tel: 604-718-2046
Email: invest@westport.com

Clean Energy Fuels Media Inquiries:
Gary Foster
Senior Vice President, Corporate Communications
Tel: 562-493-2804
Email: gfoster@cleanenergyfuels.com

Clean Energy Investor Inquiries:
Tony Kritzer
Director, Investor Relations
Tel: 562-936-7120 Email: tkritzer@cleanenergyfuels.com

CO: Westport Innovations Inc.

CNW 14:00e 19-MAR-13